SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail
Mail Processing
Section

JUL 17 2008

Washington, DC
106

[redacted]

08003886

July 11, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published June 23, 26, July 1, 2 and 10, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
JUL 23 2008
THOMSON REUTERS

ublished	Item	Document name	Required by
June 23, 2008	Press Release	Skanska to develop new police building in Malmö – investing SEK 300 M	law and by the listing agreement with Stockholm Stock Exchange
June 26, 2008	Press Release	Skanska secures railway assignment in Czech Republic worth SEK 835 M	law and by the listing agreement with Stockholm Stock Exchange
July 1, 2008	Press Release	Skanska to build business center in Slovakia for SKK 1.1 billion, about SEK 330 M	law and by the listing agreement with Stockholm Stock Exchange
July 1, 2008	Press Release	Skanska wins water treatment project in Florida for USD 93 M, about SEK 570 M	law and by the listing agreement with Stockholm Stock Exchange
July 2, 2008	Press Release	Skanska to reconstruct a road in Poland for PLN 279 M, approximately SEK 750 M	law and by the listing agreement with Stockholm Stock Exchange
July 10, 2008	Press Release	Skanska appointed preferred bidder to deveop M25 highway around London within the PFI program	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

July 10, 2008
5:00 pm CET

Skanska appointed preferred bidder to develop M25 highway around London within the PFI program

Skanska can confirm it has today, as part of the Connect Plus consortium of which the company has a 40 percent stake along with its partners, Balfour Beatty (40 percent), Atkins (10 percent) and Egis (10 percent) formally been appointed preferred bidder for the development of the M25 highway around London. This release follows the announcement made on May 8th 2008 by the British Highways Agency that the consortium had been appointed provisional preferred bidder.

As part of the consortium, Skanska Infrastructure Development will be responsible for the development and management of the project together with its three partners for a period of 30 years.

The design and construction will be undertaken by Skanska UK and Balfour Beatty in a 50/50 joint venture.

In the next phase negotiations will be concluded and financing for the project arranged. Financial close is expected to be reached at the end of the year.

Following financial close, Skanska will make a further announcement stating its investment levels in the project together with the value and timing of the construction contract to be included in the company's order bookings.

Skanska Infrastructure Development is a leader in the global Public Private Partnerships (PPP) market. The business unit invests in, develops and operates roads, hospitals, schools, power plants and other social infrastructure in partnership with the public sector.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Hans Biörck, Executive Vice President and CFO, Skanska AB, tel +46
8 753 8800
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

July 2, 2008
1.00 pm CET

Skanska to reconstruct a road in Poland for PLN 279 M, approximately SEK 750 M

Skanska has been contracted to reconstruct a section of the National Road No. 4 in the south of Poland. Skanska's contract amounts to PLN 279 M, about SEK 750 M, which has been included in orders bookings for the second quarter.

The client is the General Directorate for National Roads and Motorways, which is financing the project with support from the state fund for transport infrastructure.

The project pertains to a 23-kilometer section of National Road No. 4, about 120 km east of Kraków, and includes two new bridges with lengths of 187 and 49 meters, respectively, and reconstruction of a bridge and a viaduct.

Work will commence within the next 30 days and is scheduled to be completed in 2010.

Skanska Poland, one of the largest construction companies in the Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

July 1, 2008
08:45 am CET

Skanska wins water treatment project in Florida for USD 93 M, about SEK 570 M

Skanska has been awarded a contract to upgrade the South District Wastewater Treatment Plant in Miami, Florida. The contract amount is USD 93 M, about SEK 570 M, which is included in order bookings for the second quarter 2008. Customer is Miami-Dade County.

The South District Wastewater Treatment Plant is undergoing a major upgrade program. Capacity will be expanded to handle 285 MGD, million gallons per day, approximately 1,080 million litres per day. Once completed it will be one of the largest wastewater treatment plants in the Southeast of USA. Skanska USA Civil will work together with Skanska USA Building to complete this complex project.

The new plant will be constructed within the existing plant while keeping all operations functioning and on-line 24 hours per day, seven days per week. Work will start immediately and the project duration is 66 months.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction,

development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

July 1, 2008
8:30 am CET

Skanska to build business center in Slovakia for SKK 1.1 billion, about SEK 330 M

Skanska has been awarded the construction of a new administrative building and Cassovar Business Center in Košice in Slovakia. The contract amount is SKK 1.1 billion, about SEK 330 M, and is included in order bookings for the second quarter. The customer is Cassovar Business Center a.s.

The new administrative building and Cassovar Business Center will be located just on the border between Old and New Town of Košice. The building will consist of 9 stories above ground and 2 below ground. It will provide some 15,000 square meters of office space and approximately 8,000 square meters available as sales areas. Two stories of parking spaces will be built below ground level.

Construction work will start in July and will be completed during second half of 2009. Construction is performed by Skanska's Slovakian subsidiary Stamart Martin.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of approximately SEK 11 billion in 2007. The company has about 7,000 employees in Czech Republic and Slovakia.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The

Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 26, 2008
08:30 am CET

Skanska secures railway assignment in Czech Republic worth SEK 835 M

Skanska has been commissioned to rebuild a section of railway in the Czech Republic. Skanska's contract amounts to CZK 2.26 billion, approximately SEK 835 M, which will be included in orders booked during the second quarter.

The contract amounts to a total of CZK 5 billion, of which Skanska's share accounts for 45 percent. Skanska is the lead company in a consortium that also includes two local companies.

The client is the Czech Railway Infrastructure Administration. The project is being financed with support from the state fund for transport infrastructure and from the EU Cohesion Fund, the EU fund for infrastructure expansion.

The project pertains to a 30-kilometer section of railway that passes the towns of Stříbro and Planá en route between Prague and the German border. The railway is to be upgraded to permit express-train traffic. The assignment includes a new bridge and the renovation of 44 bridges, three tunnels and platforms at seven stations along the railway section.

Work will commence immediately and is scheduled to be completed in May 2011.

Skanska Czech Republic, the largest construction company in the Czech Republic, had sales of approximately SEK 11 billion in 2007. The company has about 7,000 employees.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 23, 2008
08:30 am CET

Skanska to develop new police building in Malmö – investing SEK 300 M

Skanska and the Police Authority in Skåne Province, after having received permission from the Swedish Government, have signed a 25-year lease for a new police building in Toftanäs in northeastern Malmö. Skanska's investment amounts to about SEK 300 M.

The new police building will contain the Police's operative units and comprise a total of 16,000 square meters, including 9,000 square meters of office space and about 7,000 square meters for fitness, workshop, garage and other facilities.

The relocations to be carried out in the existing police building in central Malmö and which are aimed at gathering the police, the public prosecution office and the economic crime and fraud authority in the same location have created an additional need for premises for the police. Among other units, the new police building in Toftanäs will house the Police County Command and Control Center, the SWAT Unit, Equipment Unit and Vehicle Service

"The project is a prerequisite for a new start in terms of our need for premises in Malmö and we are delighted to be able to relocate a major portion of our operations to a new building in Toftanäs, Malmö. The new premises will be completely customized to our requirements and simultaneously have an excellent strategic location," Peter Tallinger, CFO at the Police Authority in Skåne.

The project will start in the third quarter of 2008 and is scheduled to be completed in the second quarter of 2010. Construction will be carried out by Skanska Sweden.

"We are proud to once again be entrusted by the Police Authority to develop a new facility that will be custom-tailored to their operations," says Richard Hultin, President of Skanska Öresund.

Previously, Skanska has developed facilities for the Police in Växjö, Uppsala and other locations.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President, Skanska Öresund, tel +46 70-673 15 56
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99
Lars Förstell, Information Director, Police Authority in Skåne, tel +46 40 20 10 96
Jan Cornskiöld, Project Manager, Police Authority in Skåne, tel +46 40 20 16 71

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END